April 6, 2016

FILED ON EDGAR

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	American Housing Trust, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed February 26, 2016
File No. 333-208287

Dear Mr. Kluck:

This letter is in response to your March 14, 2016 comment letter to Jeff Howard, Chief Executive Officer and President for American Housing Income Trust, Inc. (the “Company”). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Howard in the ordinary course, and please feel free to contact me with any follow up questions or comments.

General

1.	We note your response to comment 4 and reissue in part because the risk factor section still begins on page 43. Please revise to move the risk factor section to immediately follow the Summary of Business. See Item 503(c) of Regulation S-K.

Response: The Company has moved the risk factor section to now appear immediately after the “Summary of Business” heading on page 8.

2.	Please update your financial statements in accordance with Rule 8-08 of Regulation of S-X and file an updated consent from your independent auditor.

Response: The financial statements have been updated as requested.

Prospectus Cover Page

3.	We note your response to comment 3 and reissue because we were unable to find the additional disclosure. We note your disclosure in the table at the bottom of the cover page that the total proceeds per share from the selling shareholders will be $3.75. Please clearly indicate on the cover page that the company will not receive any proceeds from the sale of shares by the selling shareholder. Pleas also revise your table accordingly.

Response: The Company has altered the table to indicate that the company will receive no proceeds from the sale of any Selling Shareholder stock (i.e. the table on page 3 now indicates $0 in proceeds for Selling Shareholder stock).

Exhibits

4.	Please file a copy of your employment agreement with Sean Zarinegar as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company has attached Mr. Zarinegar’s employment agreement as requested.

In addition to the responses set forth herein, the Company will be uploading a redlined version of its amended registration statement consistent with the responses herein, and sending two blacklined versions to your attention by Federal Express. We will provide a tracking number once mailed.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Statement of the Chief Executive Officer and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeff Howard

Jeff Howard

Chief Executive Officer

President

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